Simpson Thacher & Bartlett LLP

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Direct Dial Number +1-202-636-5806	E-mail Address ryan.brizek@stblaw.com

VIA EDGAR

October 27, 2021

Re:	SkyBridge G II Fund, LLC
Investment Company Act File No. 811-22561

Ms. Lauren Hamilton

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Ms. Hamilton:

On behalf of SkyBridge G II Fund, LLC (the “Company”), we herewith transmit the Company’s responses to the telephonic comments provided by you on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on June 4, 2021 regarding the Company’s Shareholder Report on Form N-CSR filed with the Commission on May 29, 2020 for the fiscal year ended March 31, 2020 (the “2020 Fiscal Year”). The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Company. The Company’s responses to the Staff’s comments are set out immediately under the restated comments. Unless otherwise indicated, defined terms used herein have the meanings set out in the Shareholder Report.

Comment 1	Please confirm that the Company has complied with the shareholder notice requirements under Section 19(a) of the Investment Company Act of 1940 and Rule 19a-1 thereunder with respect to its return of capital distribution during its 2020 Fiscal Year. See IM-DCFO 2019-02 (Nov. 22, 2019).

Response

The Company confirms that it has complied with the shareholder notice requirements under Section 19(a) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 19a-1 thereunder with respect to its distribution paid during its 2020 Fiscal Year, which had a record date of December 13, 2019 and a payable date of January 29, 2020. Section 19(a) and Rule 19a-1 generally require a registered investment company to accompany dividend payments to

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Ms. Lauren Hamilton	October 27, 2021

shareholders with a written statement indicating what portion of the payment was made from net income, undistributed net profits or paid-in capital, if any portion of the payment is derived from any source other than net income. While specific sources of each distribution may not be definitely determined until the end of the company’s fiscal year, a registered investment company is obligated to inform shareholders of the company’s best estimate regarding the source of that distribution at the time it was paid. See Rule 19a-1(e) under the 1940 Act. See also, e.g., In the Matter of Putnam Investment Management, LLC, Investment Company Act Rel. No. 28003 (Sept. 28, 2007). At the time the Company’s distribution for its 2020 Fiscal Year was paid, its best estimate regarding the source of that distribution was that 100% of the distribution would be ordinary income. Accordingly, the Company sent a written statement to its shareholders at the time of the payment notifying them that the Company expected that 100% of the distribution would be ordinary income. The Company sent this notice notwithstanding the fact that Section 19(a) and Rule 19a-1 do not require a separate notice to be delivered if the registered investment company believes the distribution will only be comprised of net income. Subsequent to the time the distribution was made and prior to the release of the Company’s financial statements for its 2020 Fiscal Year, it was determined that a portion of this distribution constituted a return of capital. In accordance with Rule 19a-1(e) under the 1940 Act, the Company corrected this distribution source information in its annual report for the 2020 Fiscal Year.

Comment 2	According to the Statements of Changes in Shareholders’ Capital, the Company had a return of capital distribution during its 2020 Fiscal Year. Please confirm that the Company’s descriptions in marketing materials, financial statement disclosures and/or website disclosures of distributions that may contain a return of capital do not imply that such return of capital distribution constitutes “yield” or a “dividend” by the Company, as those terms may be misinterpreted as income. See AICPA Audit Risk Alert, Investment Companies Industry Developments 2008/2009 at paragraph 26.

Response	The Company confirms that such disclosures do not imply that such return of capital distribution constitutes “yield” or a “dividend” by the Company, as those terms may be misinterpreted as income.

Comment 3	In the section of the shareholder report containing information about the directors of the Company, in future shareholder reports please include disclosure stating that additional information about the directors is available in the Company’s Statement of Additional Information. See Instruction 4(f) to Item 24 of Form N-2.

Ms. Lauren Hamilton	October 27, 2021

Response	The Company confirms that the requested change will be made in future shareholder reports.

Comment 4	In future shareholder reports, please include one or more tables, charts or graphs depicting portfolio holdings for the Company according to reasonable categories (e.g., type of security, industry sector, geographic region, credit quality or maturity). See Instruction 6(a) to Item 24 of Form N-2.

Response	The Company confirms that the requested change will be made in future shareholder reports.

Comment 5	In the Statement of Operations, please confirm that the Company disclosed distributions of realized gains by other investment companies. See Rule 6-07(7)(b) of Regulation S-X.

Response	The Company confirms that it received no distributions of realized gains by other investment companies during the fiscal year ended March 31, 2020.

Comment 6	We note the presence of the following language in the Notes to Financial Statements, as related to the expense limitation agreement: “There will be no repayment unless it can be made during the three years following the fiscal year during which the Company waived the applicable fees or reimbursed the applicable expenses.” This language seems inconsistent with disclosure in the POS 8C filed on July 28, 2020, which states: “In addition, the Company subsequently would repay the fee waiver/expense reimbursement to the Adviser so long as the repaid amount does not cause the Company, during a year in which repayment is made, to exceed that intended 1.50% per annum ratio. There will be no repayment unless it can be made during the three years following the date on which the Adviser waived the applicable fees or reimbursed the applicable expenses.” Is the recoupment period limited to three years from the date expenses were waived and is it limited to the lesser of (1) the expense cap in effect at the time of the waiver or (2) the expense cap in effect at the time of the recapture? Please disclose the amounts subject to recoupment by year in the Notes to Financial Statements. See FASB ASC 946-20-05-08; 2009 Investment Companies Industry Developments, ARA-INV 73; AICPA Investment Company Expert Panel, Staff Updates (March 1, 2012).

Response

The expense limitation arrangement was voluntary and was terminated as of November 1, 2020. The Company confirms that no recoupment payment will be made unless the recoupment is made during the three years following the date on which the Adviser waived the applicable fees or reimbursed the applicable expenses. Given that

Ms. Lauren Hamilton	October 27, 2021

there is no longer an expense cap, such a recoupment payment will only be made if the Company’s expenses are less than 1.50% per annum.

Comment 7	According to the Statements of Changes in Shareholders’ Capital, there were return of capital distributions during the 2020 Fiscal Year. However, the Financial Highlights only indicate distributions from net investment income. Please explain and confirm compliance with Item 4.1 of Form N-2.

Response	The return of capital distributions for the 2020 Fiscal Year were appropriately disclosed in the Statements of Changes to Shareholders Capital. The Company submits that the return of capital item was inadvertently omitted from the Financial Highlights, even though the return of capital was disclosed in detail in the tax footnote to the financial statements. The Company confirms that it will include a line item for return of capital in future Financial Highlights tables.

Comment 8	We note that the investment objective and investment program disclosures in the POS 8C filed on July 28, 2020 indicate that “the Adviser typically will limit exposure to any investment ‘strategy’ to less than 30% of the Company’s net assets.” However, we note that the Schedule of Investments at March 31, 2020 indicates that event-driven investments constitute approximately 53% of the Company’s net assets. Please explain.

Response	This is a result of definitional differences for the term “strategy” in tracking for compliance purposes and for accounting purposes. For purposes of compliance with the Company’s 30% strategy threshold, a “strategy” is “any one of the strategies described below under the heading “Investment Strategies” (i.e., to date, Statistical Arbitrage, Credit Sensitive Mortgage Backed Securities, Relative Value Credit, Prepayment Sensitive MBS, Diversified Structured Credit, Directional Equity, Event Driven Multi-Strategy, Relative Value Multi-Strategies, Discretionary Trading, Systematic Trading, Equity Market Neutral, Convertible Arbitrage, Fixed Income Arbitrage, Corporate Credit Event Driven, Distressed Securities, Merger Arbitrage/Special Situations and Event Driven Equity).” These strategies are subsets of broader strategy groupings, which are used for accounting purposes in the Company’s financial statements. For example, “Diversified Structured Credit” is a discrete strategy listed in the prospectus; however, for accounting purposes in the financial statements, it falls under the “Event Driven” strategy grouping.

Comment 9	We note the presence of the following disclosure in the “Portfolio Valuation” Note to the Financial Statements: “The Company considers whether a liquidity discount on any Investment Fund should

Ms. Lauren Hamilton	October 27, 2021

be taken due to redemption restrictions or suspensions by the Investment Fund. No liquidity discount was applied when determining the fair value of the Investment Funds as of March 31, 2020.” We note that according to the Schedule of Investments, redemptions were temporarily suspended on multiple investments in underlying investment funds, representing approximately 15% of the Company’s net assets. Please supplementally explain how the determination was made that no liquidity discount was appropriate.

Response	The Company determined that liquidity discount was not warranted in this case. The underlying funds follow FASB ASC 820-10-05-1D and report their investments at fair value. Management of the Company and the Adviser maintains open lines of communication with the investment managers of the underlying funds on portfolio valuation. Historically, dispositions of underlying fund investments have typically not resulted in realization of amounts that are discounted from reported net asset value. Ultimately, the Company’s valuation committee, in consultation with the Adviser, determined that a liquidity discount was unwarranted due to the fair valuation method used by the underlying fund investment managers and its communications with the investment managers of the underlying funds.

Comment 10	We note the following disclosure within the “Securities Transactions” Note to Financial Statements: “Cost of purchases and proceeds from sales include non-cash transfers of $255,893 for the year ended March 31, 2020, representing transfers between share classes within the same Investment Fund, onshore and offshore Investment Funds under the same manager, and Investment Funds under the same manager.” We also note the presence of the following disclosure: “The entire non-cash transfers was recorded as a redemption receivable at March 31, 2019.” According to the March 31, 2019 balance sheet, there is no offsetting liability. Please explain.

Response	The non-cash transfers of $255,893 for the year ended March 31, 2020 were recorded as a Receivable for redemptions from Investment Funds at March 31, 2019. The offsetting amount was reflected as a reduction in Investments in Investment Funds at March 31, 2019 and, accordingly, there was no offsetting liability at March 31, 2019. In effect, the unsettled non-cash exchange was recorded at year end as a reclassification of an asset (reduction of investment balance, and establishment of redemption receivable). Upon settlement, in this case on April 1, 2019, when the new share class settled in-kind, the redemption receivable was relieved, and a corresponding debit was made to the investment account to reflect the new investment.

Ms. Lauren Hamilton	October 27, 2021

Comment 11	We note the presence of the following disclosure within the “Contributions, Redemptions, and Allocation of Income” Note to Financial Statements: “The Board of Directors from time to time and in its complete and exclusive discretion, may determine to cause the Company to repurchase Shares from Shareholders pursuant to written tenders by Shareholders on such terms and conditions as it may determine. The Adviser expects that it typically will recommend to the Board of Directors that the Company offer to repurchase 5% to 25% of total outstanding Shares from Shareholders quarterly, on each March 31, June 30, September 30 and December 31 (or, if any such date is not a business day, on the immediately preceding business day).” If the Company had share buyback transactions of securities repurchased during the period, please ensure that there is adequate disclosure in the Notes to Financial Statements related to the repurchase program. See Rule 6-03(i) of Regulation S-X.

Response	The Company respectfully submits that its disclosure is consistent with Rule 6-03(i) of Regulation S-X. As an unlisted closed-end fund, the Company issues and repurchases its common shares at their net asset value. As a result and unlike a listed closed-end fund, there is no premium or discount to net asset value information to report.

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Please do not hesitate to contact me at (202) 636-5806 if you have comments or if you require additional information regarding the Shareholder Report.

Respectfully submitted,

/s/ Ryan P. Brizek

Ryan P. Brizek

cc:	Marie Noble, Esq.

Rajib Chanda, Esq.